Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

to be held on March 3, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Hesai Group (the “Company”) dated January 26, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the Company will be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on March 3, 2026 at 3:00 p.m., Beijing time (or shortly after the conclusion or adjournment of the Class A Meeting and the Class B Meeting, both of which will be convened on the same day and place), for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated on January 26, 2026) (the “Proposed Resolutions”):

SPECIAL RESOLUTIONS

To consider and, if thought fit, pass the following resolutions as special resolutions:

1.	“THAT:

subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and the Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles in the form as set out in Part A of Appendix I to the Circular, by incorporating the Class-based Resolution and the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and the Articles; and

– EGM-1 –

2.	“THAT:

if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and the Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles in the form as set out in Part B of Appendix I to the Circular, by incorporating the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and the Articles;

ORDINARY RESOLUTIONS

3.	To consider and, if thought fit, pass with or without modification(s) the following resolution as an ordinary resolution:

“THAT 50,000,000 authorized, unissued and un-designated shares be re-designated as Class B Ordinary Shares on a one-for-one basis, such that the authorized share capital of the Company will be changed from US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 900,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 50,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Articles into US$100,000 divided into 1,000,000,000 Shares of a par value of US$0.0001 each, comprising (a) 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 950,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.”

4.	To consider and, if thought fit, pass with or without modification(s) the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with Class B Ordinary Shares (including any sale and transfer of Class B Ordinary Shares out of treasury that are held as treasury shares) (which shall have the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited) or securities convertible into Class B Ordinary Shares, or options, warrants or similar rights to subscribe for Class B Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class B Ordinary Shares or securities convertible into Class B Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class B Ordinary Shares) that would or might require the exercise of such powers;

– EGM-2 –

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class B Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above,otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class B Ordinary Shares or rights to acquire Class B Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2021 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class B Ordinary Shares out of treasury and held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.”

– EGM-3 –

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

5.	To consider and, if thought fit, pass with or without modification(s) the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

– EGM-4 –

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting”; and

6.	“THAT conditional upon the passing of resolutions set out in items 4 and 5 of this notice, the general mandate referred to in the resolution set out in item 4 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and (ii) any Class B Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 5 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

The passing of the above resolutions requires approval by the holders of the Class A and Class B Ordinary Shares in the following manner:

1.	Class-based Resolution: approval by a simple majority of the votes cast by the members of the shares of that class who are present and voting in person or by proxy at the Class A Meeting or Class B Meeting and by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

2.	Non-class-based Resolution: approval by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

3.	resolution 3 above for re-designation of authorized share capital of the Company: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM,

4.	resolution 4 above for granting of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

– EGM-5 –

5.	resolution 5 above for granting of general mandate to repurchase shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM; and

6.	resolution 6 above for extension of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM.

The quorum of the EGM shall be one or more members holding in aggregate at least one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the EGM.

Upon the passing of the Class-based Resolution at each of the Class A Meeting and the Class B Meeting and the passing of the Class-based Resolution and the Non-class-based Resolution at the EGM, the existing Memorandum and the Articles shall be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles in the form as set out in Part A of Appendix I to the Circular, which is marked to show the proposed changes that would be made.

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on February 2, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on February 2, 2026, New York time (the “ADS Record Date,” together with the Shares Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class B Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

In order to be eligible to vote and attend the EGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Tricor Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for each of the Class Meetings and the EGM, on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m., Cayman Islands time, on Sunday, February 1, 2026 (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Shares on the Shares Record Date will be entitled to vote and attend the EGM.

– EGM-6 –

For the avoidance of doubt, holders of treasury shares of the Company (if any) have no voting rights at the general meeting(s) of the Company.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://investor.hesaitech.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 48 hours before the time appointed for each of the Class Meetings and the EGM, on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Class Meetings and the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on February 19, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the Class B Meeting and the EGM.

By Order of the Board of Directors,
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive
Director and Chief Executive Officer

Head Office:	Registered Office:
10th Floor, Building A No. 658 Zhaohua Road	PO Box 309, Ugland House Grand Cayman KY1-1104
Changning District, Shanghai 200050	Cayman Islands
People’s Republic of China

January 26, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*       For identification purpose only

– EGM-7 –